Exhibit 10(qq)

Office of the
Chief Human Resources Officer

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-3181
June 7, 2010
VIA FEDERAL EXPRESS
Ms. Sheila Cheston
Dear Sheila:
As we discussed, Northrop Grumman Corporation (“Northrop Grumman” or “the Company”) is pleased to offer you a position on our senior management team as Corporate Vice President and General Counsel. In this position, you will be a member of our Corporate Policy Council (“CPC”).
This letter sets forth a summary of the key compensation and benefit provisions of this offer.
1.	Base Salary.

Your initial base salary will be $700,000 per year, which will be subject to periodic adjustment in accordance with the Company’s normal salary review process.

2.	Bonus.

You will be a participant in the Company’s Annual Incentive Plan (or any successor annual bonus plan) (“AIP”). Your target annual bonus under the AIP will be 75% of your annual base salary. The actual bonus that you earn from year to year may be adjusted upwards or downwards from the target bonus amount by multiplying the target bonus by the “Company Performance Factor” and the “Individual Performance Factor,” as such terms are defined in the AIP; provided, however, that your actual bonus for calendar year 2010, to be paid on or before March 15, 2011, shall be no less than $525,000 if you have remained employed by the Company through the end of 2010. Your target bonus is subject to adjustment in accordance with the Company’s normal executive compensation review process.

Ms. Sheila Cheston
June 7, 2010

3.	Equity Grants.

You will be eligible for annual grants of equity awards under the terms of the Company’s Long-Term Incentive Stock Plan (and any successor to such plan) (“LTISP”). Your initial grant for calendar year 2010 shall be at an economic value of $1,736,000 with a mix of 50 percent stock options and 50 percent Restricted Performance Stock Rights (“RPSRs”). The exact number of options and RPSRs corresponding to this grant will be determined during the Company’s fourth quarter trading window and will be based upon the Company’s customary award grant valuation methodologies.

The stock options will be awarded to you, and will have a strike price equal to, the closing price of Northrop Grumman’s stock on the New York Stock Exchange on the second day of the fourth quarter trading window. The trading window is scheduled to open two days after the third quarter earnings release, which is scheduled for October 27, 2010. One third of the shares subject to the options shall vest and become exercisable upon each of the first, second, and third anniversaries of the grant date, subject, in each case, to the termination of employment rules set forth in the applicable Grant Certificate (as defined below).

The RPSRs will vest at the end of a three-year performance period beginning January 1, 2010 and ending on December 31, 2012, subject to the performance and termination of employment rules set forth in the Grant Certificate.

All equity grants, including the Restricted Stock Rights provided below, shall be subject to the terms and conditions of the LTISP and the grant certificates provided to Corporate Vice Presidents (“Grant Certificates”).

In calendar years of your employment following 2010, you will be eligible for further equity grants on the same basis (including guideline amounts for awards) as other Corporate Vice Presidents who are CPC members.

4.	Executive Perquisites.

You will receive the same executive perquisites as other Corporate Vice Presidents who are CPC members. Those perquisites currently include reimbursement of up to $15,000 annually for tax preparation/financial planning, personal liability insurance, and an executive physical examination program. You will also receive the same vacation benefit as other Corporate Vice Presidents who are CPC members, who currently accrue vacation at a rate of four weeks per calendar year.

Ms. Sheila Cheston
June 7, 2010

5.	Pension Benefit.

As a member of the CPC, you will participate in the Officers Retirement Account Contribution Plan (ORAC). The ORAC currently provides a Company contribution of 4 percent of eligible compensation. Additionally, you will participate in the Retirement Account Contribution Plan (RAC). The RAC currently provides a Company contribution of 3 to 5 percent of eligible compensation, depending on your age.

6.	Liability Insurance Protection.

The Company will cover you under its directors and officers liability insurance policies as in effect from time to time, which generally provide protection for claims made against you as an officer of Northrop Grumman Corporation. The Company will also provide you with its standard indemnification agreement provided to CPC members.

7.	Severance Protection.

You will be eligible for benefits under the terms of the Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation (“VP Severance Plan”) on the same basis as other Corporate Vice Presidents who are CPC members in the event you undergo a “Qualifying Termination” (as that term is defined in the VP Severance Plan), provided that you first sign a release of claims as required by the plan and satisfy any other terms and conditions of the plan as in effect at the time of your severance. Those benefits currently include, in general, a cash payment of one and one-half times the sum of base salary and target bonus, continuation of medical and dental coverage for 18 months, and a pro rata annual bonus for the year of termination.

8.	Make Up for Lost BAE Benefits.

You are presently employed by BAE Systems, Inc. (“BAE”). The following benefits are provided in consideration for the benefits you are losing with respect to your employment by BAE by accepting employment with the Company. You agree to provide Northrop Grumman, within 30 days of accepting this offer, with copies of your stock holdings (and forfeitures) to confirm the benefits you lost in accepting employment with the Company.

Signing Bonus

The Company will provide you with a cash signing bonus in the total amount of $800,000, to be paid in three installments and subject to vesting as described below. The first installment of $500,000 will be paid within 30 days after your date of hire; the second installment of $150,000 on the first anniversary of your date of hire; and the third installment of $150,000 on the second anniversary of your date of hire. Except as provided for in

Ms. Sheila Cheston
June 7, 2010

the next two sentences, your entitlement to each installment of the signing bonus is contingent on your continued employment with the Company through the installment payment date. However, in the event of your separation from service with the Company due to your Accidental Death (as defined below) or due to your Disability or Qualifying Termination (as those two terms are defined in the VP Severance Plan) prior to payment of the full signing bonus, the remaining balance will be paid in full to you (or your estate in the event of your death) within 30 days of your separation from service with the Company; provided, however, that if you are a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of your separation from service with the Company, such payment shall be made to you on the first day of the seventh month following the month in which your separation from service with the Company occurs (or the date of your Accidental Death, if earlier). “Accidental Death” shall be defined as that term is used in the Accidental Death and Dismemberment Plan applicable to Corporate Vice Presidents who are members of the CPC.

Restricted Stock Rights (RSRs)

The Company will provide you with a special grant of 33,000 Restricted Stock Rights (“Special 2010 RSRs”). One half of these Special 2010 RSRs shall vest upon each of the first and second anniversaries of your grant date, subject, in each case, to the termination of employment rules set forth in the applicable grant certificates (except for the accelerated vesting provisions set forth below). These Special 2010 RSRs shall be granted at the same time as the other equity grants described in Section 3 of this letter and shall be subject to all the terms and conditions of the LTISP and of Northrop Grumman’s current standard grant certificate for RSR grants (“RSR Grant Certificate”); provided, however, that in the event of your separation from service with the Company due to your Accidental Death (as defined above) or due to your Disability or Qualifying Termination (as those two terms are defined in the VP Severance Plan) prior to the vesting or other termination of the Special 2010 RSRs, any unvested portion of these Special 2010 RSRs shall fully vest as of the date of such Accidental Death, Disability or Qualifying Termination. The foregoing accelerated vesting of these Special 2010 RSRs shall control notwithstanding anything to the contrary in the RSR Grant Certificate. This special accelerated vesting treatment shall only apply to the Special 2010 RSRs and not to any other equity grants described in this letter or to any future RSR grants you may receive. The RSR Grant Certificate that evidences your Special 2010 RSRs will be modified to reflect these provisions and related changes to payment terms intended to comply with, and avoid any tax, penalty or interest under, Section 409A of the Internal

Ms. Sheila Cheston
June 7, 2010

Revenue Code (“Section 409A”). In the event of your Accidental Death on or after your date of hire and before the grant date of these Special 2010 RSRs, the Company will pay in a lump sum the cash value of the RSRs to your estate, determined by using the closing price of Northrop Grumman stock on the New York Stock Exchange on the date of your Accidental Death (or the next preceding business day if the date of Accidental Death is not a business day). This lump sum payment shall be made to your estate within 30 days following the date of your Accidental Death.

9.	BAE Nonqualified Pension Benefit.

You have frozen qualified and nonqualified pension benefits with your current employer, BAE. You have advised the Company that you are not aware of any reason why your employment with the Company would cause you to forfeit benefits under any of these plans, but you have expressed a concern that there may be such a forfeiture provision that you are not aware of in the BAE Post-2004 Nonqualified Pension Plan (“BAE NQ Plan”). If there is such a provision in this plan, and if BAE causes you to forfeit this benefit as a result of your employment with Northrop Grumman, the Company will provide you with a lump sum payment (not to exceed $600,000) equal to the value of the lost benefit under the BAE NQ Plan, provided you have first submitted to the Company reasonably satisfactory information substantiating the calculation of the lump-sum value. This payment, if due, shall be made no later than March 15, 2011. You agree to provide the Company with information substantiating the lost benefit, including copies of your benefit calculations under the BAE NQ Plan, within 90 days of accepting this offer. You further agree to reasonably cooperate with the Company if the Company wishes you to pursue a claim that benefits are actually due to you under the BAE NQ Plan.

10.	Compliance with Section 409A.

It is intended that any amounts and benefits payable to you under this offer letter shall comply with and avoid the imputation of any tax, penalty or interest under Section 409A. This offer letter shall be construed and interpreted consistent with that intent. The term “separation from service” as used in this offer letter has the meaning ascribed to such term for purposes of Section 409A.

Ms. Sheila Cheston
June 7, 2010

11.	Company’s Right to Change Policies and Plans.

Nothing in this offer letter affects or limits the Company’s right to amend or terminate its compensation and benefit policies and plans, including without limitation the AIP, the LTISP, the Grant Certificates, the executive perquisites, the ORAC, the RAC, or the VP Severance Plan; provided, however, that you will be treated no less favorably than other Corporate Vice Presidents who are CPC members generally in the event of such amendment or termination.
Sheila, the above is a summary of the key compensation and benefit provisions of this offer. This offer has been approved by the Northrop Grumman Corporation’s Board of Directors. However, this offer and your employment are subject to the normal pre-employment contingencies applicable to other new hires at Northrop Grumman. Those contingencies are summarized on Attachment A to this letter.
In addition, this offer is subject to your representing to the Company, by your signature below, that you are not aware of any non-competition or similar restriction which would preclude your employment with the Company. You further acknowledge and agree that this is a material representation which the Company is relying upon in making this offer. If your employment with the Company is terminated because of such a restriction, you understand and agree that such termination shall not constitute a “Qualifying Termination” as that term is used in the VP Severance Plan.
This offer will remain open for 30 days. If you accept the terms of this offer letter, you agree to tender your notice of resignation with BAE within 24 hours after signing and returning this offer letter to me.
If you are in agreement with the terms of this offer, please sign and date this letter below, indicating your estimated start date, and return the letter to me. I look forward to having you join our senior management team.

Sincerely yours,
/s/ Debora L. Catsavas

Debora L. Catsavas
Vice President and Acting Chief Human Resources Officer

ACCEPTED:
/s/ Sheila Cheston
Sheila Cheston

DATED:	6/17/10

ESTIMATED START DATE:
Aug. 30, 2010

Ms. Sheila Cheston
June 7, 2010

ATTACHMENT A TO SHEILA CHESTON OFFER LETTER
The normal pre-employment contingencies applicable to new hires at Northrop Grumman include the following:
•	Company’s review of applicant’s Employment Application (Form C-539) and Employment Application Addendum (Form C-550) with respect to prior government service, and Company’s determination that no legal restrictions exist under the various “revolving door” laws which would preclude the Company from hiring the applicant or significantly affect the applicant’s ability to perform the job. Under some circumstances, the applicant may be required to get a legal opinion from the relevant US Government Designated Agency Ethics Official.

•	Successful passing of a drug test.

•	Successful passing of a background investigation.

•	Compliance with IRCA requirements to verify applicant is authorized to work in the US.

•	Proof of “US Person” status under the export control laws.

•	Applicant obtaining security clearance/access as necessary to perform his or her job. If hired, applicant must retain such clearance/access as a condition of employment.

•	Applicant must sign Form C-611, “Dispute Resolution Acknowledgement and Agreement”, which requires the applicant to arbitrate rather than litigate any employment-related claims against the Company, with certain designated exceptions.

•	Applicant must sign Form C-100B, “Employment Agreement”, which among other things provides that applicant will become an “at will” employee if hired, and that applicant will comply with the Company’s rules and policies if hired.

•	Applicant must sign Form C-100A, “Employee Intellectual Property Agreement”, which among other things provides that applicant will not use or disclose confidential information except as authorized to do so by the Company, and that all “developments” (including inventions and other intellectual property) made by the applicant while employed by the Company belong to the Company, with certain exceptions noted in the agreement.